ELIZABETH MCCRIGHT P: (262) 703-1534 F: (262) 703-7274 lizzy.mccright@kohls.com

March 10, 2021

EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Washington D.C., 20549

RE:	Kohl’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”)

Ladies and Gentlemen:

Kohl’s Corporation (“Kohl’s”) is hereby submitting this letter to accompany its filing of Kohl’s Preliminary Proxy Statement for its 2021 Annual Meeting of Shareholders.

Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, Kohl’s intends to file its definitive Proxy Statement on or about March 26, 2021.

We thank the Staff of the Division of Corporation Finance for your review of our Preliminary Proxy Statement. If you should have any questions, please do not hesitate to contact me at (262) 703-1534 or at lizzy.mccright@kohls.com.

Sincerely, Elizabeth McCright SVP, Deputy General Counsel

Enclosure

CORPORATE OFFICES ● N56 W17000 RIDGEWOOD DRIVE ● MENOMONEE FALLS, WISCONSIN 53051 ● (262) 703-7000